FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT effective as of November 30, 2001 (this "Amendment"), by and among THE DIXIE GROUP, INC., a Tennessee corporation (the ''Borrower''), SUNTRUST BANK, formerly known as SunTrust Bank, Atlanta, a Georgia banking corporation ("SunTrust"), the other banks and lending institutions listed on the signature pages hereof, and any assignees of SunTrust or such other banks and lending institutions which become "Lenders" as provided herein (SunTrust, and such other banks, lending institutions, and assignees referred to collectively as "Lenders"), SUNTRUST BANK, as administrative agent for the Lenders (in such capacity, the "Administrative Agent") and BANK OF AMERICA, N.A., formerly known as NationsBank, N.A., as documentation agent for the Lenders (in such capacity, the "Documentation Agent").

W I T N E S S E T H :

WHEREAS, Borrower, the Lenders, the Administrative Agent and the Documentation Agent are parties to that certain Credit Agreement, dated as of March 31, 1998, as amended by that certain First Amendment to Credit Agreement, effective December 26, 1998, as further amended by that certain Second Amendment to Credit Agreement, effective October 5, 2000, and as further amended by that Third Amendment to Credit Agreement, effective November 2, 2000 (as amended or modified, the "Credit Agreement");

WHEREAS, Borrower, the Lenders, the Administrative Agent and the Documentation Agent have agreed to make certain modifications to the Credit Agreement subject to the terms, conditions and requirements set forth in this Amendment.

NOW THEREFORE, in consideration of the terms and conditions contained herein, the parties hereto, intending to be legally bound, hereby amend the Credit Agreement as follows:

A. AMENDMENTS

1.    Section 1.01 of the Credit Agreement is hereby amended by adding the following definitions of "Debt Service Coverage", and "Fourth Amendment Effective Date" in the appropriate alphabetical order:

"Debt Service Coverage Ratio" shall mean, as of any date, the ratio of (a) EBITDA to (b) (i) scheduled principal payments of Debt of the Borrower plus (ii) Interest Expense, for the for the prior twelve month period ending on or immediately prior to such date.

"Fourth Amendment Effective Date" shall mean November 30, 2001.

1.    Section 1.01 of the Credit Agreement is hereby further amended by replacing the definitions of "Applicable Commitment Fee Percentage", "Applicable Margin", "Letter of Credit Subcommitment" and "Obligations" with the following new definitions in the appropriate alphabetical order:

"Applicable Commitment Fee Percentage" shall mean, with respect to any calculation of the Revolving Loan Commitment Fee hereunder one-half of one percent (0.50%) per annum.

"Applicable Margin" shall mean, with respect to all Loans, (a) from the Fourth Amendment Effective Date through March 31, 2002, (i) two percent (2.00%) per annum for all Loans that consist of Base Rate Borrowings and (ii) three and one-half percent (3.50%) per annum for all Loans that consist of Eurodollar Borrowings; and (b) from April 1, 2002 and thereafter, (i) two and one-half of one percent (2.50%) per annum for all Loans that consist of Base Rate Borrowings and (ii) four percent (4.00%) per annum for all Loans that consist of Eurodollar Borrowings.

"Letter of Credit Subcommitment" shall mean $7,126,390.

"Obligations" shall mean all amounts owing to the Administrative Agent, the Documentation Agent or any Lender pursuant to the terms of this Agreement or any other Credit Document, including, without limitation, all Borrowings (including all principal and interest payments due thereunder), Letter of Credit Obligations, existing Interest Rate Contracts, fees, expenses, indemnification and reimbursement payments, indebtedness, liabilities, and obligations of the Credit Parties, direct or indirect, absolute or contingent, liquidated or unliquidated, now existing or hereafter arising, together with all renewals, extensions, modifications or refinancings thereof.

1.    Schedule 1.1 of the Credit Agreement is hereby replaced with the new Schedule 1.1 attached hereto.

1.    Section 2.02 of the Credit Agreement is hereby amended by deleting subsection (b) in its entirety and replacing such subsection (b) with the following:

(b) Each Revolving Loan shall, at the option of the Borrower, be made or continued as, or converted into, part of one or more Borrowings that shall consist entirely of Base Rate Advances or Eurodollar Advances. The aggregate principal amount of each Borrowing of Revolving Loans shall be not less than $1,000,000 or a greater integral multiple of $1,000,000, provided that each Borrowing of Revolving Loans comprised of Base Rate Advances shall be not less than $1,000,000 or a greater integral multiple of $1,000,000, except to the extent otherwise provided with respect to Revolving Loans made pursuant to Section 2.03(e). At no time shall the total number of Borrowings outstanding under the Term Loans and the Revolving Loan Commitments exceed eight; provided that, for purposes of determining the number of Borrowings outstanding and the minimum amount for Borrowings resulting from conversions or continuations, all Borrowings of Base Rate Advances under the Term Loans and the Revolving Loan Commitments shall be considered as one Borrowing.

1.    Section 4.03 of the Credit Agreement is hereby amended by deleting subsection (d) in its entirety and replacing such subsection (d) with the following:

(d)   Interest on each Loan shall accrue from and including the date of such Loan to but excluding the date of any repayment thereof; provided that, if a Loan is repaid on the same day made, one day's interest shall be paid on such Loan. Interest on all outstanding Base Rate Advances shall be payable monthly in arrears on the last day of each calendar month, commencing on November 30, 2001. Interest on all outstanding Fixed Rate Advances shall be payable on the last day of each Interest Period applicable thereto, and, in the case of Fixed Rate Advances having an Interest Period in excess of three months, on each three month anniversary of the initial date of such Interest Period. Interest on all Loans shall be payable on any conversion of any Advances comprising such Loans into Advances of another Type, prepayment (on the amount prepaid), at maturity (whether by acceleration, notice of prepayment or otherwise) and, after maturity, on demand.

1.    Section 4.04 of the Credit Agreement is hereby amended by deleting subsection (a) in its entirety and replacing such subsection (a) with the following:

In connection with the making or continuation of, or conversion into, each Borrowing of Eurodollar Advances, the Borrower shall select an Interest Period to be applicable to such Eurodollar Advances, which Interest Period shall be a 1 month period.

1.    Section 4.05 of the Credit Agreement is hereby amended by deleting subsection (c) in its entirety and replacing such subsection (c) with the following:

(c)    With respect to the Dixie Letter of Credit, the Borrower shall pay to the Administrative Agent the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement, and from such amount, the Administrative Agent shall pay to the Lenders, a letter of credit fee which is equal to the Applicable Margin for Eurodollar Advances outstanding pursuant to the Revolving Loan Commitments multiplied by the Stated Amount of the Dixie Letter of Credit (the "Bond Letter of Credit Fee") and shall retain for its own account the remainder of any fees paid under the Dixie Reimbursement Agreement; provided, however, to the extent that the amount of the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement is less than the Applicable Margin for Eurodollar Advances, the Borrower agrees to pay an additional fee to the Administrative Agent equal to the sum of (i) the Applicable Margin for Eurodollar Advances minus (ii) the amount of the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement, which additional amount shall be retained by the Administrative Agent for its own account. The Bond Letter of Credit Fee shall be payable by the Borrower quarterly, in arrears, commencing on Fourth Amendment Effective Date and continuing thereafter on the last day of each succeeding calendar quarter and on the Revolving Loan Termination Date (or such earlier date on which the Dixie Letter of Credit or the Lenders' participation therein shall be terminated). Nothing set forth in this Agreement shall be deemed to have relieved the Borrower from its obligations pursuant to the Dixie Reimbursement Agreement.

1.    The Credit Agreement is hereby amended by deleting the existing Section 3.03 in its entirety and replacing it with the following new Section 3.03:

Section 3.03  Mandatory Prepayments of Borrowings. (a) Immediately upon receipt by the Borrower of Net Proceeds of any Asset Disposition, the Borrower shall prepay the Loans and deposit cash collateral for the LC Exposure in an amount equal to 90% of such Net Proceeds; provided, however, 100% of the Net Proceeds from the sale or disposition of each of the Calhoun distribution center, the Lafayette Padding Plant and certain real estate located in Chattanooga, Tennessee shall be applied to the Loans in accordance with subsection (c) hereof. Subject to subsection (c) hereof, the Revolving Loan Commitments shall be permanently reduced by the amount of any prepayments applied to Revolving Loans or deposited as Cash Collateral pursuant to this Section 3.03; provided, further, provided, that, regardless of the value of the assets disposed of, no mandatory prepayment shall be required with respect to (i) Asset Dispositions resulting from loss, damage, destruction, or taking where the proceeds thereof are utilized so as to be excluded from the definition of Net Proceeds and (ii) Asset Dispositions in connection with off-balance sheet financings resulting in Deemed Debt hereunder.

(b)   Immediately upon receipt by the Borrower of the net cash proceeds of any Debt issuance, the Borrower shall prepay the Loans and deposit cash collateral for the LC Exposure in an amount up to 100% of the net proceeds of such Debt issuance (as provided in subsection (c) hereof).

(c)   Any prepayments made by the Borrower pursuant to paragraph (a) and (b) above shall be applied as follows: first, to fees and reimbursable expenses of the Administrative Agent then due and payable pursuant to any of the Loan Documents; second, to fees and reimbursable expenses of the Issuing Bank then due and payable pursuant to any of the Loan Documents; third, to the principal balance of the Term Loans, applied to the principal balance of the Term Loans in inverse order of maturity, until the Term Loans shall have been paid in full, pro rata to the Term Lenders based on their respective Pro Rata Shares thereof; fourth, to the principal balance of the Revolving Loans, until the same shall have been paid in full, pro rata to the Revolving Lenders based on their respective Pro Rata Shares thereof; and fifth, to an account with the Administrative Agent in the name of the Administrative Agent and for the benefit of the Issuing Bank and the Revolving Lenders to hold as cash collateral for the LC Exposure, in an amount of up to 105% of the LC Exposure.

1.    Section 8.02 of the Credit Agreement is hereby amended by deleting subsection (h), (g) and (j) in their entirety and replacing them with the following new subsection (g) and (h):

(g)    Deemed Debt incurred in connection with the Securitization Program; plus

(h)    Additional debt, in form and substance satisfactory to the Required Lenders in their sole discretion, that is unsecured and subordinate to the Obligations and Deemed Debt to the extent permitted pursuant to the last sentence of this Section 8.02.

Notwithstanding any provision of this Agreement to the contrary, (i) Deemed Debt of the Consolidated Companies in excess of $60,000,000 at any one time outstanding shall be treated as Debt of the Consolidated Companies and included in the calculation of permitted Debt under 8.02(h), and (ii) at no time shall the aggregate principal amount of outstanding Debt and Deemed Debt of the Consolidated Companies (excluding Debt arising under subsections (a), (b), (c), (e) and (f) above and Deemed Debt permitted under (g) or (h) except as provided in clause (i) hereof) exceed $20,000,000.

1.    Section 8.11 of the Credit Agreement is hereby amended by deleting Section 8.11 in its entirety and replacing it with the following new Section 8.11:

Section 8.11  Financial Covenants. In the case of the Borrower, permit:

   (a)  Total Funded Debt to EBITDA. Its ratio of (i) Total Funded Debt as of the last day of any fiscal month of the Borrower to (ii) EBITDA for the twelve month period ending on or immediately prior to such date to be greater than the following levels for the following periods:

Period	Maximum Ratio:
For each fiscal month from the period beginning with the fiscal month ending December 31, 2001 through March 31, 2001	5.25:1.0
For each fiscal month thereafter	5.0:1.0

   (b)  Senior Funded Debt to EBITDA. Its ratio of (i) Senior Funded Debt as of the last day of any fiscal month of the Borrower to (ii) EBITDA for the twelve month period ending on or immediately prior to such date to be greater than the following levels for the following periods:

Period	Maximum Ratio:
Fourth fiscal month of the Borrower's fiscal year 2001 and each fiscal month thereafter	3.5:1.0

   (c)  Interest Coverage Ratio. Its Interest Coverage Ratio to be less than the following levels for the following periods, tested as of the last day of each fiscal month:

Period	Maximum Ratio:
November 30, 2001 through December 31, 2001	2.00:1.0
Each fiscal month thereafter	2.10.1.0

   (d)  Debt Service Coverage. Its Debt Service Coverage to be greater than the following levels for the following periods, tested as of the last day of each fiscal month:

Period	Maximum Ratio:
November 30, 2001 through December 31, 2001	1.20x
Each fiscal month thereafter	1.25x

1.   The Borrower hereby acknowledges and agrees that the outstanding amount under the Term Loans as of the Fourth Amendment Effective Date is $22,656,785.40.

B. WAIVER:

As of March 31, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.5:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.5:1.0 as required by Section 8.11(b) of the Credit Agreement (the "March Defaults"). As of June 30, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.5:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.5:1.0 as required by Section 8.11(b) of the Credit Agreement (the "June Defaults"). As of September 30, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.0:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.3:1.0 as required by Section 8.11(b) of the Credit Agreement (the "September Defaults"). In addition, for the fiscal months ending on March, April, May, June July, August, September and October, the Interest Coverage Ratio was not greater than 2.5:1.0 as required by Section 8.11(c) of the Credit Agreement (the "Interest Coverage Defaults", and, collectively, with the March Defaults, the June Defaults and the September Defaults refereed to as the "Specified Events of Default").

The Lenders hereby agree to waive the Specified Events of Default until 5:00 p.m. on June 30, 2002. As consideration for the Lenders entering into such waiver, the Borrower hereby agrees to pay to the Lenders a waiver fee equal to of 0.55% of the aggregate of the Loans (the "Waiver Fee"). The fee shall be considered earned upon the closing of the waiver, however, the fee shall be payable in two installments. An amount equal to 0.20% of the aggregate of the Loans shall be payable upon the Fourth Amendment Effective Date. The remaining fee equal to 0.35% of the aggregate of the Loans shall be payable at March 31, 2002. Should the Borrower repay all of the Obligations in full and terminate the commitments prior to the March 31, 2001, all future unpaid installments of the Waiver Fee at such time shall be waived.

C. CONDITIONS PRECEDENT:

This Amendment shall become effective, when and only when the Administrative Agent shall have received (i) executed originals of this Amendment and (ii) that portion of the Waiver Fee equal to $235,313.57, to be distributed pro rata to the Lenders, together with all other fees and other amounts due and payable on or prior to the Fourth Amendment Effective Date, including reimbursement or payment of all out-of-pocket expenses (including reasonable fees, charges and disbursements of counsel to the Administrative Agent) required to be reimbursed or paid by the Borrower hereunder, under any other Credit Document and under any agreement with the Administrative Agent.

.

D. MISCELLANEOUS

   1.  Except for the amendments, covenants and agreements expressly set forth above, the Credit Agreement shall remain unchanged and in full force and effect. The Borrower acknowledges and expressly agrees that the Lenders reserve the right to, and do in fact, require strict compliance with the terms and provisions of the Credit Agreement, as amended by this Amendment.

   2.  The Borrower hereby affirms and restates as of the date hereof all covenants set forth in the Credit Agreement, as amended hereby, and such covenants are incorporated by reference herein as if set forth herein directly.

   3.  To induce the Lenders to enter into this Amendment (A) the Borrower hereby represents and warrants that the representations and warranties set forth in Article VI of the Credit Agreement as amended hereby are true and correct, (B) the Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement, as amended hereby, and in the Credit Documents, effective as of the date hereof; and (C) the Borrower hereby certifies that no Event of Default, other than the Specified Events of Default, has occurred and is continuing.

   4.  The Borrower agrees to pay all costs and expenses of the Administrative Agent and the Lenders incurred in connection with the preparation, execution, delivery and enforcement of this Amendment, including the reasonable fees and out-of-pocket expenses of Administrative Agent's and each Lender's counsel.

   5.  Except as expressly amended herein, all terms, covenants and conditions of the Credit Agreement and all other Credit Documents shall remain in full force and effect. The parties hereto do expressly ratify and confirm the Credit Agreement as amended herein.

   6.  The Borrower hereby agrees that except as explicitly stated herein nothing herein shall constitute a waiver by the Lenders of any Event of Default, whether known or unknown, which may exist under the Credit Agreement, other than the Specified Events of Default. The Borrower hereby further agrees that no action, inaction or agreement by the Lenders, including, without limitation, any indulgence, waiver, consent or agreement altering the provisions of the Credit Agreement which may have occurred with respect to the non-payment of any obligation during the terms of the Credit Agreement or any portion thereof, or any other matter relating to the Credit Agreement, shall require or imply any future indulgence, waiver, or agreement by the Lenders. In addition, the Borrower acknowledges and agrees that it has no knowledge of any defenses, counterclaims, offsets or objections in its favor against the Administrative Agent or any Lender with regard to any of the obligations due under the terms of the Credit Agreement or any other Credit Document as of the date of this Amendment.

   7.  The Borrower hereby releases, acquits, and forever discharges each of the Lenders, the Administrative Agent and the Issuing Bank, and each and every past and present subsidiary, affiliate, stockholder, officer, director, agent, servant, employee, representative, and attorney of the Lenders, the Administrative Agent and the Issuing Bank, from any and all claims, causes of action, suits, debts, liens, obligations, liabilities, demands, losses, costs and expenses (including attorneys' fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, which Borrower may have or claim to have now or which may hereafter arise out of or connected with any act of commission or omission of any Lender, the Administrative Agent or the Issuing Bank, existing or occurring prior to the date of this Amendment or any instrument executed prior to the date of this Amendment.

   8.  This Amendment shall be binding upon and inure to the benefit of the parties hereto, their respective successors, successors-in-titles, and assigns.

   9.  This Amendment sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

   10.  This Amendment shall be governed by and construed in accordance with the laws of the State of Georgia.

   11.  This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

IN WITNESS the hand and seal of the parties hereto through their duly authorized officers, as of the date first above written.

THE DIXIE GROUP, INC.

By:  s/Daniel K. Frierson_____________
      Daniel K. Fierson
      Chairman and CEO

By:  s/ Gary A. Harmon_______________
      Gary A. Harmon
      Vice President and Chief Financial Officer

Attest:  s/ Starr T. Klein_______________
      Starr T. Klein
      Secretary

[CORPORATE SEAL]

Address:
The Dixie Group, Inc.
345-B Nowlin Lane
Chattanooga, Tennessee 37421
Attn: Mr. Gary A. Harmon
Telephone: (423) 510-7000
Facsimile: (423) 510-7015

SUNTRUST BANK, formerly known as
SunTrust Bank, Atlanta, individually and as
Administrative Agent

By:  s/Kristina L. Anderson____________
      Title: Director

Address:
SunTrust Bank
303 Peachtree Street
4th Floor
Atlanta, Georgia 30308
Attn: Ms. Kristina Anderson

Telephone: (404) 581-1477
Facsimile: (404) 230-1800

Payment Office:
25 Park Place, 23rd Floor
Atlanta, Georgia 30303

BANK OF AMERICA, N.A., formerly known as
Nationsbank, N.A., individually and as Documentation Agent

By:  s/John F. Register________________
Title: Principal

Address:
100 North Tryon Street, 22nd Floor
Mail Code--NC1-007-22-26
Charlotte, NC 28255
Attn: Mr. John F. Register

Telephone: (704) 386-5390
Facsimile: (704) 386-7515

SOUTHTRUST BANK, formerly known as
SOUTHTRUST BANK, NATIONAL ASSOCIATION

By:  s/Hal Clemmer_______________
      Title: Group Vice President
Address:
230 Fourth Avenue, 8th Floor
Nashville, TN 37219
Attn: Mr. Bradford Vieira
Telephone: (615) 880-4115
Facsimile: (615) 880-4004

FIRST UNION NATIONAL BANK

By:  s/Harvey R. Horowitz___________
      Title: Vice President

Address:
201 South College Street, CP-6
Charlotte, NC 28288-0737
Attn: Mr. David Silander

Telephone: (704) 383-5124
Facsimile: (704) 374-4973

THE CHASE MANHATTAN BANK

By:  s/Jane E. Orndahl______________
Title: Vice President

Address:
1411 Broadway, 5th Floor
New York, NY 10018
Attn: Mr. James A. Knight

Telephone: (212) 391-7679
Facsimile: (212) 391-2102

ACKNOWLEDGMENT OF GUARANTORS

Each Guarantor acknowledges and agrees to the terms of the foregoing Amendment, and further acknowledges and agrees that (i) each Guarantor shall continue to Guarantee all of the Obligations of the Borrower covered by the Subsidiary Guaranty Agreement executed by such Guarantor, and (ii) the Subsidiary Guaranty Agreement is and shall remain in full force and effect on and after the date hereof, and (iii) the foregoing agreement shall in no way release, discharge, or otherwise limit the obligations of the undersigned Guarantors.

This Acknowledgment of Guarantors made and delivered as of November 30, 2001

FABRICA INTERNATIONAL
Address: 2801 Pullman Street Santa Ana, CA 92705 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
CHROMA TECHNOLOGIES, INC ..
Address: 185 S. Industrial Blvd. Calhoun, GA 30701 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
BRETLIN, INC.
Address: 185 S. Industrial Blvd. Calhoun, GA 30701 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
CANDLEWICK YARNS, INC.
Address: 185 S. Industrial Blvd. Calhoun, GA 30701 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
DIXIE GROUP LOGISTICS, INC.
Address: 185 S. Industrial Blvd. Calhoun, GA 30701 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
DIXIE FUNDING, INC.
Address: 345 - B Nowlin Lane Chattanooga, TN 37421 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]
AMTEX, INC.
Address: 185 S. Industrial Blvd. Calhoun, GA 30701 Attn: Gary A. Harmon	By: /s/ Gary A. Harmon Title: Vice President & Chief Financial Officer Attest: s/ Starr T. Klein Title: Secretary [CORPORATE SEAL]

Schedule 1.1
REVOLVING LOAN COMMITMENTS AND TERM LOANS

Lender	Revolving Loan Commitment	Term Loan Amount	Pro Rata Share
SunTrust Bank, Atlanta	$ 32,656,250.00	$20,625,000.00	34.275%
Bank of America, N.A.	23,750,000.00	15,000,000.00	25%
First Union National Bank	14,843,750.00	9,375,000.00	15.625%
SouthTrust Bank, National Association	14,843,750.00	9,375,000.00	15.625%
The Chase Manhattan Bank	8,906,250.00	5,625,000.00	9.375%
	$95,000,000.00	$60,000,000.00	100%